August 1, 2018

BioTime, Inc.

1010 Atlantic Avenue, #102

Alameda, CA 94501

Dear Adi:

This is a binding letter agreement (“Letter”) setting forth, on the terms and conditions below, the principal terms upon which Juvenescence Limited (“Buyer”) will purchase a total of 14,400,000 shares of the common stock, par value $0.0001 per share (the “Common Stock”) of AgeX Therapeutics, Inc., a Delaware corporation (the “Company”) currently held by BioTime, Inc., a Delaware corporation (“Seller”), and upon which Seller will sell such shares to Buyer in a single transaction. When signed by you where indicated below, this Letter documents our mutual intention to agree to the details of the terms for the purchase of the 14,400,000 shares of Common Stock (the “Transaction”) subject to the negotiation of final Definitive Agreements (as defined below):

1.	Buyer will purchase 14,400,000 of the 28,816,000 shares of Common Stock currently owned by Seller. The 14,400,000 shares to be purchased in the Transaction are referred to as the “Shares.”

2.	The purchase price for the Shares will be (a) $21,600,000 in cash as outlined in paragraph 3, and (b) the issuance by Buyer to Seller of a convertible note (the “Convertible Note”) in the principal amount of $21,600,000 having the terms outlined in paragraph 5.

3.	The cash payment will be made in two installments. In the first installment will be paid at Closing and Buyer will pay $10,800,000 in cash. The second installment of $10,800,000 will be on November 5, 2018 (the “Delayed Cash Consideration”). Payment of the Delayed Cash Consideration will be secured by a pledge agreement (the “Pledge Agreement”) for 25% of the Shares, until such time as the Seller receives the Delayed Cash Consideration.

4.	The consummation of the Transaction will take place in one closing (the “Closing”).

5.	The Convertible Note will have a maturity date two (2) years from the date of the Closing, and will bear interest at a rate per annum equal to seven percent (7%), with accrued interest paid at maturity. The Convertible Note will be unsecured and will have standard events of default. The Convertible Note may be converted in whole but not in part as follows:

a.	If at any time prior to the maturity date of the Convertible Note, Buyer shall conduct an underwritten initial public offering of its equity securities in an amount not less than $50,000,000 million in gross proceeds (the “Qualified Buyer Financing”), the Convertible Note will automatically convert in full upon the closing of the Qualified Buyer Financing into a number of shares of the class of equity securities of Buyer sold in the Qualified Buyer Financing (the “Buyer Shares”), equal to (i) the amount of principal and accrued but unpaid interest of the Convertible Notes, divided by (ii) the per share price to the public of the Buyer Shares sold in the Qualified Buyer Financing; provided, that if at the time of consummation of the Qualified Buyer Financing, the Company’s Common Stock is listed on a national securities exchange in the United States, the number of Buyer Shares issued upon conversion of the Convertible Note shall be further multiplied by the Trading Ratio. For these purposes, the “Trading Ratio” shall be a fraction, not less than 1.0, the numerator of which is the volume weighted average trading price of the Company’s Common Stock on its principal trading market for the twenty (20) trading days prior to the pricing of the Qualified Buyer Financing (or such shorter number of days during which the Company shall have been listed), and the denominator of which shall be $3.00.

b.	Upon the issuance of Buyer Shares to Seller, if the class of shares from which Buyer Shares are issued are publicly traded on a national securities exchange in the United States, Buyer and Seller shall enter into a customary registration rights agreement giving Seller the right to cause Buyer to register the resale of such shares on Form S-3 at a time when Buyer qualifies for use of such form; providing Seller the right to include a pro rata share of Buyer Shares issued to it in any public offering of such class of shares (subject to customary exceptions) and that the expenses of such registration of Buyer Shares shall be borne by the Buyer.

c.	If, as of the maturity date of the Convertible Note, Buyer shall not have conducted the Qualified Buyer Financing, Seller may elect, at its option and in lieu of payment of the principal and accrued but unpaid interest on the Convertible Note, to convert the principal and accrued but unpaid interest into a number of Series A Preferred Shares, no par value, of Buyer (or any class of shares that the Series A Preferred Shares shall have converted into) at a price per share equal to $15.60 per Series A Preferred Share.

d.	The Convertible Note shall not be transferable without Buyer’s consent, except in connection with a change of control of Seller. Any equity securities of Buyer into which the Convertible Note is converted shall be subject to customary transfer restrictions. Notwithstanding the foregoing, in the event that Seller receives common or ordinary shares of Buyer in connection with an automatic conversion under clause (a) above, then subject to compliance with applicable securities laws, Seller may distribute such shares to its stockholders (i) after one year from the date of the Closing, or (ii) earlier if necessary for Seller to maintain certain exemptions from the Investment Company Act of 1940. Any distributed Buyer Shares shall bear any legends or designations required under applicable securities laws with respect to such distributed Buyer Shares. Except as provided in Section 5b., Buyer shall be under no obligation to file a registration statement under the Securities Act of 1933 with respect to any such distribution. Prior to Seller making any distribution of Buyer Shares as contemplated above, Buyer shall have the right to purchase such shares at the fair market value thereof, including if such Buyer Shares are not then listed on a national securities exchange, pursuant to a mutually agreed promissory note.

	e.	Notwithstanding anything in this Letter to the contrary, in the event of a Qualified Buyer Financing, Seller agrees to execute and be subject to any underwriters’ lockup agreement on the terms consistent with similar agreements signed by the Buyer’s founders on the most favorable terms applicable to any such founder.

6.	Not later than execution by both parties of this Letter, Buyer and Seller will enter into negotiation of a definitive Stock Purchase Agreement among Buyer, Seller and the Company (the “Definitive SPA”) setting forth the final terms, conditions and Closing mechanics relating to the Transaction. The Definitive SPA will contain, among other things, customary representations, warranties, conditions and indemnities of the respective parties mutually acceptable to the parties, including representations, warranties and indemnities from Seller relating to the business of the Company (which may be appropriately qualified as to the knowledge of Seller’s executive officers, including its CEO, CFO and GC (excluding any executive officers that are also executive officers of AgeX); provided that representations as to the Company’s organization and qualification, capitalization, and taxes shall not be so qualified). Indemnification obligations will be subject to a $200,000 basket (with individual claims under $100,000 excluded) and a cap of $4.3 million, including certain fundamental representations and excluding fraud, and except for a schedule of patents which the Company has the right to use, which schedule has previously been provided to Buyer. Recoveries by Buyer against Seller under the indemnification provisions will be made through offset against the amounts outstanding under the Convertible Note, and recoveries by Seller against Buyer under the indemnification provisions will be made by transfer of shares of Common Stock to Seller based on its fair market value at the time of transfer. The Closing will be conditioned upon the delivery of customary closing documentation including, without limitation, the deliverables set forth on Annex A hereto.

7.	The obligations of the parties to consummate the Closing will be subject to the following conditions:

	a.	The representations and warranties of the parties in the Definitive SPA shall be true and correct as of the date of the Closing.

	b.	There shall not have been any material adverse change in the Company or its business, assets, properties, financial condition or prospects from December 31, 2017 to the Closing.

	c.	The Transaction Documents shall have been approved by the respective boards of directors of Buyer and Seller.

	d.	All necessary or appropriate approvals or consents of third parties shall have been obtained, if any.

	e.	The agreement (by covenant in the Definitive SPA or through amendment to the applicable agreement) by Seller not to deliver a notice of termination under the Shared Facilities and Services Agreement dated August 17, 2017, between Company and Seller, for a period of two years or otherwise as agreed to by the parties, except upon “Default” of the Company as defined in such agreement.

	f.	Seller shall deliver to Buyer an opinion of Seller’s counsel relating to the corporate status and authority of Seller, the due authorization and approval of the Definitive Agreements and the validity of the Shares.

	g.	At the time of the Closing, there shall not be any injunction, order, or other decree by any court or other governmental body or any material pending or threatened litigation or proceeding prohibiting, restraining or otherwise preventing the consummation of the Transaction.

8.	Immediately upon execution by both parties of this Letter, Buyer and Seller will enter into negotiation of a definitive Shareholder Agreement (the “Shareholder Agreement” and, together with the Definitive SPA, the “Definitive Agreements”) to be executed no later than the Closing that sets forth the parties’ governance rights and voting agreements with respect to certain mutually agreed matters, including without limitation:

	a.	Board and representation rights of the parties, with Buyer and Seller initially to have the right to appoint and maintain in office two directors each, subject to stock exchange and listing requirements, as well as to mutually designate two independent directors. Following any distribution of Company shares by Seller to its stockholders, Buyer will have the right to appoint an additional director.

	b.	Approval rights relating to certain corporate actions, including the right to approve: (i) material acquisitions or disposals, (ii) material sub-licensing agreements, and (iii) such other material corporate actions as the parties may mutually agree.

	c.	Buyer will not cause the issuance of new equity securities by Company at a price per share less than $3.20 prior to the second anniversary of the Closing (with customary exceptions including for the issuance of incentive equity awards or the exercise of convertible securities outstanding on the date of the Definitive SPA).

	d.	Adjustment rights relating to amendment of the Tax Matters Agreement between Issuer and Seller to reflect the transactions contemplated by this Letter and the distribution of Company shares by Buyer.

	e.	Pre-emptive rights to subscribe for new issuances of Common Stock by the Company, pro rata based upon their proportionate ownership of the outstanding Common Stock, subject to customary exceptions.

	f.	A right of first refusal under which either Buyer or Seller may match the price on a proposed sale of the Company’s Common Stock by the other party.

	g.	Customary “drag-along” provisions relating to cooperation in a sale of greater than 51% of the Company’s Common Stock, and “tag-along” provisions relating to a right of Seller to participate in a sale by Buyer of 35% or more of Company’s shares held by Buyer.

In each case, the rights of the respective parties under the Shareholder Agreement shall be terminated when the relevant party ceases to be the beneficial owner of at least 15% of the outstanding Common Stock.

9.	In connection with the negotiation of the Definitive Agreements and related documents, each of Buyer and Seller may make available to the other party and the other party’s attorneys, accountants and other duly authorized agents, representatives and consultants, all information necessary for the drafting of the Definitive Agreements and related documents. Non-public information so furnished shall be held in strict confidence by the party to whom it is disclosed and by its agents, representatives and consultants, and shall not be disclosed to any third party without the prior written consent of the party furnishing the information.

10.	This Letter will terminate upon the execution of the Definitive Agreements.

11.	Each party shall bear its own costs and expenses in relation to the negotiation and implementation of this Letter and the Transaction.

12.	Subject to the conditions outlined herein, this Letter is intended to represent a binding agreement of the parties and shall be enforceable by each party against the other.

13.	This letter shall be governed by and construed in accordance with the law of the State of New York.

[signature page follows]

If the foregoing accurately summarizes our understanding, please so indicate by signing and dating both copies of this letter and returning one fully executed copy to the undersigned.

Very truly yours,

JUVENESCENCE LIMITED

By:
Greg Bailey, MD
Chief Executive Officer

Accepted and agreed to this

1st day of August, 2018

Annex A

Closing Deliverables

a.	Executed Definitive SPA with disclosure schedules
b.	Third party consents, if any
c.	Executed Shareholder Agreement
d.	Evidence of assignment of rights under Registration Rights Agreement
e.	Evidence of board actions contemplated by Shareholder Agreement
f.	Evidence of termination or amendment of certain intercompany agreements identified by Buyer
g.	Customary closing certificates of the parties
h.	Share certificates (delivered by Seller)
i.	Convertible Note and cash purchase price (delivered by Buyer)